MINERALS LEASE, SUBLEASE AND AGREEMENT

THIS MINERALS LEASE, SUBLEASE AND AGREEMENT ("Agreement") is dated and effective this 28th day of November, 2007 ("Effective Date"), by and between NEWMONT USA LIMITED, a Delaware corporation, doing business in Nevada as NEWMONT MINING CORPORATION, NEWMONT CAPITAL LIMITED, a Nevada corporation and ELKO LAND AND LIVESTOCK COMPANY, a Nevada corporation (collectively "Newmont"), EVOLVING GOLD CORP., a Nevada corporation ("Evolving"), and EVOLVING GOLD CORP., a British Columbia corporation ("Evolving Gold").

RECITALS

A. Newmont leases certain properties described in Part 2 of Exhibit B, Part 1 of Exhibit E and Part 2 of Exhibit F attached hereto (the "Leased Properties"). Copies of the leases are attached hereto after Exhibit J. Newmont owns those unpatented mining claims, lands, surface rights and mineral interests described in Parts 1 and 3 of Exhibit B, Part 1 of Exhibit C, Parts 2 and 3 of Exhibit E and Part 1 of Exhibit F (the "Owned Properties"). The Leased Properties and Owned Properties are collectively referred to herein as the "Newmont Property."

B. Evolving owns or controls certain property interests as described in Exhibit G (the "Evolving Property"). The Newmont Property and the Evolving Property are collectively referred to herein as the "Property."

C. Newmont desires to lease or sublease to Evolving, and Evolving desires to lease or sublease from Newmont, Newmont's right to conduct mineral exploration activities on and in the Newmont Property with the parties having subsequent rights to participate in the development of minerals from the Property subject to the terms and conditions of this Agreement.

THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, Newmont and Evolving agree as follows:

AGREEMENT

1. Project Areas.

(a) This Agreement covers five "Project Areas." The Carlin Project Area encompasses the area identified in Part 1 of Exhibit A hereto. The Cottonwood Creek Project Area encompasses the area identified in Part 2 of Exhibit A hereto. The Susie Creek Project Area encompasses the area identified in Part 3 of Exhibit A hereto. The Boulder Valley Project Area encompasses the area identified in Part 4 of Exhibit A hereto. The Sheep Creeks Project Area encompasses that area identified in Part 5 of Exhibit A hereto.

(b) Newmont owns or controls certain Property in each of the respective Project Areas, except for the Susie Creek Project Area, as identified on Exhibits B through F

hereto. Evolving owns or controls certain Property in the Carlin and Sheep Creeks Project Areas as identified on Exhibit G hereto.

(c) If during the term of this Agreement, Newmont, Evolving or any of their Affiliates locates or otherwise acquires an interest in any minerals, lands or other property interests within any of the Project Areas, the acquiring party shall within 15 days after the date of acquisition, provide written notice of such acquisition to the other parties, and the acquired property interests shall be deemed part of the Newmont Property, in the case of an acquisition by Newmont or a Newmont Affiliate, or the Evolving Property, in the case of an acquisition by Evolving or an Evolving Affiliate. In the event of any acquisition that is subject to this Section 1(c), the parties shall execute appropriate amendments to this Agreement and the Exhibits hereto.

2. Grant.

(a) Newmont leases exclusively to Evolving, until this Agreement is terminated, all of Newmont's rights to prospect and explore for Minerals (defined below) on and beneath the Owned Properties, and all of Newmont's rights to use, occupy, excavate and disturb so much of the surface and subsurface of the Owned Properties as is reasonably necessary and convenient in exploring for such Minerals, subject to the terms of this Agreement.

(b) Newmont subleases exclusively to Evolving, until this Agreement is terminated, all of Newmont's rights to prospect and explore for Minerals on and beneath the Leased Properties, and all of Newmont's rights to use, occupy, excavate and disturb so much of the surface and subsurface of the Leased Properties as is reasonably necessary and convenient in exploring for such Minerals, subject to the terms and conditions of those leases referenced in Part 2 of Exhibit B, Part 1 of Exhibit A and Part 2 of Exhibit F (the "Leases"), and the terms of this Agreement. Subject to the terms of this Agreement, Evolving assumes, and shall be solely responsible for satisfying, all obligations of the lessee under the Leases with respect to the Leased Properties. This Agreement shall not convey, limit or affect Newmont's rights, interests or obligations with respect to any other properties or interests under the Leases.

(c) The foregoing grants do not include the right to develop, mine, process, mill, prepare for market, store, market, sell, or dispose of Minerals, or the right to erect, construct, maintain or operate buildings, structures or facilities on or within the Newmont Property.

3. Work Commitment.

(a) Subject to Evolving's right to terminate this Agreement pursuant to Section 10 below, Evolving shall make Expenditures (defined below) in the total amount of three million five hundred thousand dollars ($3,500,000.00) on Property within each of the following Project Areas: the Carlin Project Area, the Cottonwood Creek Project Area, the Boulder Valley Project Area and the Sheep Creeks Project Area (for a total of fourteen million dollars ($14,000,000) in Expenditures) in accordance with the following schedule:

Due Date	Expenditure Amount Per Project Area

On or before one year from the Effective Date		$ 200,000.00
On or before two years from the Effective Date	An additional	$ 300,000.00
On or before three years from the Effective Date	An additional	$ 600,000.00
On or before four years from the Effective Date	An additional	$ 1,000,000.00
On or before five years from the Effective Date	An additional	$ 1,400,000.00

Evolving's obligation to make two hundred thousand dollars ($200,000.00) in Expenditures within each Project Area that is subject to this Section 3(a) on or before one year from the Effective Date is a firm commitment, which shall not be affected by any termination of this Agreement.

(b) Subject to Evolving's right to terminate this Agreement pursuant to Section 10 below, in the event Newmont or Evolving acquire any interest in Minerals within the Susie Creek Project Area of Interest (as defined in Part 3 of Exhibit A), Evolving shall thereafter make Expenditures (defined below) in the total amount of three million five hundred thousand dollars ($3,500,000.00) on the acquired property within the Susie Creek Project Area of Interest in accordance with the following schedule:

Due Date		Expenditure Amount
On or before one year from the Acquisition Date		$ 200,000.00
On or before two years from the Acquisition Date	An additional	$ 300,000.00
On or before three years from the Acquisition Date	An additional	$ 600,000.00
On or before four years from the Acquisition Date	An additional	$ 1,000,000.00
On or before five years from the Acquisition Date	An additional	$ 1,400,000.00

The "Acquisition Date" is the effective date on which Evolving or Newmont acquire any interest in Minerals within the Susie Creek Project Area of Interest. Evolving's obligation to make two hundred thousand dollars ($200,000.00) in Expenditures within the Susie Creek Project Area within one year from the Acquisition Date is a firm commitment, which shall not be affected by any termination of this Agreement that is effective after the date of acquisition.

(c) Excess Expenditures within a Project Area during any period specified in Sections 3(a) or 3(b) shall be carried forward and credited against Expenditures required in that Project Area in the subsequent period or periods. Except as provided in Section 19(i), if Evolving fails to make the required Expenditures during any specified period, Evolving may elect to satisfy the required Expenditures for such period by paying to Newmont in cash by certified check or wire transfer, within 30 days after the end of that period, the amount of such deficit. Upon Newmont's receipt of that payment, Evolving shall be deemed to have satisfied the Expenditure requirement for that period, provided that such payment shall not constitute an Expenditure for purposes of determining whether a rental payment is due under Section 4 below.

(d) For purposes of this Agreement, "Minerals" shall mean any and all metals, minerals and mineral rights of whatever kind and nature, which are included in the Property. For

purposes of this Agreement, "Expenditures" shall mean the expenses incurred by Evolving after the Effective Date of this Agreement, in ascertaining the existence, location, quantity, quality or commercial value of a deposit of Minerals on or within the Property, including reclamation of such activities ("Exploration Work"), described below:

(i) Actual field salaries and wages (or the allocable portion thereof), including benefit costs and payroll taxes, of employees or contractors of Evolving actually performing Exploration Work;

(ii) Costs and expenses for the use of machinery, facilities, equipment and supplies required for Exploration Work;

(iii) Travel expenses and transportation of employees and contractors, materials, equipment and supplies reasonably necessary for the conduct of Exploration Work;

(iv) All payments to contractors for Exploration Work;

(v) Costs of assays, or other costs incurred to determine the quality and quantity of minerals on or within the Property;

(vi) Costs incurred to obtain permits, rights of way and other similar rights as may be incurred in connection with Exploration Work;

(vii) Costs and expenses of performing feasibility or other studies to evaluate the economic feasibility of mining on the Property;

(viii) All taxes levied against the Property and paid by Evolving and the cost of any reclamation bonds required to be posted for reclamation of disturbance associated with Exploration Work; and

(ix) All land holding costs or fees and other necessary expenditures made to preserve in good standing the status and title of the Property.

(c) For the work commitment under Sections 3(a) and 3(b), at least seventy percent (70%) of each year's qualifying Expenditures must be for "direct exploration drilling" on the Property. For purposes of this Agreement, "direct exploration drilling" is defined as access road construction, drill site excavation, sample assays, drilling, downhole surveys and reclamation of such disturbance.

4. Rental Payments. Subject to Evolving's right to terminate this Agreement under Section 10 below, beginning on the sixth anniversary of this Agreement, and each anniversary date thereafter, Evolving shall pay to Newmont an annual rental for each Project Area within which Evolving did not expend at least seven hundred and fifty thousand dollars ($750,000.00) in Expenditures during the preceding anniversary year. The amount of the rental payment that would be due on the sixth anniversary is ten dollars ($10.00) per acre of Newmont Property within each Project Area that is subject to a rental payment. This annual rate of ten dollars

($10.00) per acre shall escalate by five percent (5%) each year after the sixth anniversary date. Evolving shall pay to Newmont any rental that is due in cash by certified check or wire transfer within 30 days after each anniversary date beginning on the sixth anniversary of this Agreement.

5. Representations and Warranties.

(a) Newmont represents and warrants that (i) except as referenced in Exhibits B through F hereto, it has not encumbered, mortgaged or conveyed its interest in the Newmont Property, including but not limited to conveying any royalty interest therein; (ii) it has no knowledge of any pending litigation or other claims challenging its title to the Newmont Property; and (iii) it has no knowledge of any notice of default under the Leases.

(b) Evolving represents and warrants that (i) except as referenced in Exhibit G hereto, it has not encumbered, mortgaged or conveyed its interest in the Evolving Property, including but not limited to conveying any royalty interest therein; (ii) it has no knowledge of any pending litigation or other claims challenging its title to the Evolving Property; and (iii) it has no knowledge of any notice of default under any leases included in the Evolving Property.

(c) Each party represents and warrants to the other parties that it is in good standing under the laws of the jurisdiction in which it is incorporated, and that it has all the requisite power, right and authority to enter into this Agreement, to perform its obligations under this Agreement, and to commit to this Agreement. The execution and delivery of this Agreement and the consummation of the obligations, indemnities and payments provided herein have been duly and validly authorized by all necessary corporate or company action on the part of each party.

(d) Newmont represents and warrants that to the best of its knowledge, the only existing underlying royalties on Minerals within the Newmont Property are: (i) a 2% net smelter return royalty applicable to the claims described in Part 1.B of Exhibit B, (ii) a 2% net smelter return royalty on precious metals and a 5% gross production royalty on coal, oil, gas, other hydrocarbons and geothermal resources applicable to certain properties described in Part 3 of Exhibit B, and (iii) a 5% net smelter return royalty applicable to the claims under that lease described in Part 1 of Exhibit E.

6. Feasibility Study. If Evolving determines that it desires to commence mine construction activities for the production of Minerals from any part of the Property, Evolving shall prepare and deliver to Newmont a notice that includes: (i) a Positive Feasibility Study for a mineable deposit of Minerals, as defined in Exhibit H hereto, (ii) all factual data relating to the Property and Project Areas not previously provided to Newmont, and (iii) a detailed summary of all Expenditures made by Evolving from the Effective Date of this Agreement through the date of completion of the Positive Feasibility Study, which includes a separate accounting of the Expenditures that were made on or for the Property that is the subject of the Positive Feasibility Study ("Feasibility Property"). The Feasibility Property for each Feasibility Study shall include only that portion of the Property that is reasonably needed to efficiently develop and mine the identified resource.

7. Venture Option.

Newmont shall have the option to enter into one or more venture agreements with Evolving (the "Venture Option") covering all or portions of the Property (the "Venture Property"). Newmont may exercise the Venture Option as follows:

(a) At any time, and from time to time, after the first anniversary of the Effective Date of this Agreement, or for a Venture with respect to the Susie Creek Project Area, after the first anniversary of the Acquisition Date for any Property within the Susie Creek Project Area, Newmont may elect the Venture Option as to all Property within a Project Area that has not previously been included as a Feasibility Property by notifying Evolving in writing of such election. Within 30 days after delivery of such notice, Evolving shall deliver to Newmont all factual data not previously provided to Newmont relating to the subject Project Area(s), and a detailed summary of all Expenditures made with respect to the subject Project Area(s) from the Effective Date of this Agreement through the date of delivery of Newmont's election notice.

(b) After delivery by Evolving of a complete notice under Section 6 above, Newmont may elect the Venture Option as to the subject Feasibility Property by delivering written notice to Evolving within 120 days after delivery of the Section 6 notice.

(c) If Newmont elects to exercise the Venture Option under this Section 7, Newmont and Evolving shall, within 90 days of Newmont's delivery of its election notice, negotiate in good faith and enter into a venture agreement (the "Venture Agreement"), covering the Venture Property and replacing this Agreement, which will generally follow the form of Rocky Mountain Mineral Law Foundation, Form 5, and will include, in addition to the other standard Form 5 provisions, the following terms:

(i) Subject to a right to withdraw from the Venture, Newmont may earn a 51% participating interest in the Venture by solely funding all Venture expenditures in an amount equal to two hundred percent (200%) of the sum of the Expenditures made by Evolving on the Venture Property from the Effective Date of this Agreement through the date that Newmont exercised the Venture Option if Newmont elects the Venture Option under Section 7(a), or through the date of completion of the Positive Feasibility Study if Newmont elects the Venture Option under Section 7(b) ("Phase-I Earn-In Expenditures"). Within 90 days after completing the Phase-I Earn-In Expenditures, Newmont may elect, in its sole discretion, by delivering written notice to Evolving, to earn an additional 19% participating interest in the Venture (for a total undivided interest of 70%) by solely funding additional Venture expenditures in an amount equal to one hundred fifty percent (150%) of the Expenditures made by Evolving on the Venture Property from the Effective Date of this Agreement through the date that Newmont exercised the Venture Option if Newmont elects the Venture Option under Section 7(a), or through the date of completion of the Positive Feasibility Study if Newmont elects the Venture Option under Section 7(b) ("Phase-II Earn-In Expenditures"). During completion of Phase-I Earn-In Expenditures and Phase-II Earn-In Expenditures, if elected, Newmont shall have complete discretion to determine the location, extent and timing of all work, provided that Newmont shall complete a minimum of $300,000 in work by each anniversary of the Venture Agreement until completion of the applicable Earn-In Expenditures. Excess expenditures by

Newmont during any 12-month period shall be carried forward and credited against the minimum expenditure requirement in future periods. At least 70% of all Venture expenditures that count against the Earn-In Expenditures shall be for direct exploration drilling or direct mine development. For purposes of this Agreement, "direct mine development" is defined as the construction, development and operation of a mine on or within the Venture Property, including but not limited to, permitting, metallurgical analyses, engineering design and environmental studies. Newmont shall have the right to withdraw from the Venture at any time prior to completing its initial contribution, in which event, the parties shall complete the Purchase Closing in accordance with Section 7(d), and Newmont shall be excused from paying any further Venture expenditures. Upon execution of the Venture Agreement, this Agreement shall terminate as to the Venture Property, and the parties shall execute a release and termination evidencing such partial or complete termination.

(ii) Newmont may elect for a single Newmont entity to be the Newmont venture participant, provided that all interests in the Newmont Property that is the Venture Property are previously conveyed to that Newmont entity. The participants shall each contribute to the Venture all of their respective interest in the Venture Property, which interests shall be held by the Venture participants as tenants in common. During Newmont's Phase-I Earn-in, the initial participating interests of Newmont and Evolving shall be deemed to be fifty-one percent (51%) and forty-nine percent (49%), respectively for purposes of determining the parties' rights to be Manager and voting on the Management Committee.

(iii) Newmont shall have the right to be the manager of the Venture during its Earn-In Expenditures and thereafter so long as it maintains a fifty percent (50%) or greater participating interest in the Venture. After completion of Newmont's Earn-In Expenditures, the manager of the Venture shall earn a management fee from the Venture of (i) ten percent (10%) of the Venture exploration expenditures during exploration (except for invoices exceeding $50,000.00, in which case the fee will be five percent (5%) for the amount over $50,000.00), (ii) five percent (5%) of Venture development expenses during mine development, and (iii) seven dollars ($7.00) per ounce of gold produced from the Venture Property during production. After production commences, the seven dollars ($7.00) per ounce management fee will be adjusted to reflect the manager's actual cost experience, so that the manager makes neither a profit nor loss from being manager. The manager shall prepare monthly reports of all work conducted under the Venture Agreement.

(iv) A management committee shall be formed, consisting of two representatives from each Venture participant. The management committee members shall have voting rights in proportion to the participants' respective participating interests. Upon completion of Newmont's Earn-In Expenditures, the manager shall present work programs and budgets to the management committee for approval. In the event of a tie vote, the manager shall have the deciding vote of the management committee. In the event the manager fails to present a proposed program and budget for a period of two years, the other participant may propose a program and budget for consideration by the management committee.

(v) After Newmont's completion of its Earn-In Expenditures, the participants shall be required to fund future Venture expenditures in proportion to their

participating interests. If either participant elects not to contribute its proportionate share to an approved program and budget, such participant's participating interest shall be subject to straight-line dilution. If either participant elects to contribute to an approved program and budget, but fails to make such contribution, the amount of dilution shall be twice the amount that would have occurred if the defaulting participant initially elected not to contribute. In the event that either participant's participating interest is diluted to below ten percent (10%), it shall relinquish its participating interest to the other participant, in return for a one percent (1%) net smelter returns royalty, as defined in Exhibit I to this Agreement.

(vi) The environmental indemnifications of Evolving under Section 15 of this Agreement shall cease with respect to the participating interest in the Venture Property acquired by Newmont pursuant to the Venture Option, but shall otherwise survive under the Venture Agreement.

(vii) Each Venture Agreement shall include an Area of Interest, which covers the area within the exterior boundaries of the Venture Property. If, after execution of the Venture Agreement, any participant subsequently acquires any interest in real property within the Venture Area of Interest, it shall notify the other party, and such other party shall have the option to have such property included as part of the Venture Property, upon payment of its proportionate share of the acquisition costs.

(viii) In the event either participant decides to sell, transfer or assign its interest in the Venture or Venture Property, the other participant shall have a right of first offer under terms similar to those set forth in Section 11 below.

(ix) While Newmont is completing its initial contribution it shall have the obligation to maintain the Venture Property in good standing and shall be solely responsible for all permitting and bonding for activities it conducts on the Venture Property during that period.

(x) After Newmont completes its initial contribution, the Venture shall have the obligation to maintain the Venture Property in good standing and shall be solely responsible for all future permitting and bonding for activities on the Venture Property.

(xi) In the event Newmont elects not to complete its Phase-I Earn-In, the parties shall complete the Purchase Closing in accordance with Section 7(d) below.

(d) If Newmont at any time elects not to exercise the Venture Option with respect to a Project Area, fails to elect the Venture Option on Feasibility Property within the time-frame specified in Section 7(b) or elects the Venture Option but thereafter elects not to complete its Phase-I Earn-In contribution, the parties shall, within 60 days after such election (or deemed election), hold a closing ("Purchase Closing") at Newmont's offices in Elko, Nevada, or another location or time agreed to in writing by the parties. At the Purchase Closing, (i) subject to obtaining necessary landowner consents, Newmont and Evolving shall execute and have acknowledged, and Newmont shall deliver to Evolving, a quit claim deed and assignment in the form of Exhibit J conveying to Evolving all of Newmont's interest in the Newmont Property that

is within the subject Project Area, the subject Feasibility Property or the subject Venture Property, as applicable, (ii) Evolving shall deliver to Newmont a properly executed and acknowledged royalty deed in the form of Exhibit I , conveying to Newmont a royalty on all minerals produced from the Property within the subject Project Area, Feasibility Property or Venture Property, and (iii) if it has not previously terminated under Section 7(c)(i), this Agreement shall terminate as to the conveyed portion of the Property, and the parties shall execute a release and termination evidencing such termination.

8. Property Maintenance.

(a) During the term of this Agreement: (i) Newmont shall make such payments and filings as are necessary to keep the Newmont Property in good standing, including, but not limited to payment of property taxes, payment of federal claim maintenance fees and payments of any amounts due under the Leases; and (ii) Evolving shall make such payments and filings as are necessary to keep the Evolving Property in good standing, including, but not limited to payment of property taxes, payment of federal claim maintenance fees and payments of any amounts due under any leases included in the Evolving Property. Upon making such a payment, filing or taking any other action to maintain the Evolving Property in good standing, Evolving shall deliver to Newmont, at the address specified in Section 19(a), documentation of such payment, filing or other action.

(b) Newmont will submit invoices to Evolving for the amounts of any payments made by Newmont to maintain the Newmont Property in good standing. Within 30 days after receipt of each invoice, Evolving shall reimburse Newmont for the amount of such invoiced payments.

9. Reporting. Evolving shall provide to Newmont, without representation or warranty as to the accuracy or completeness of any provided geological data, semi-annual reports of all activities and operations conducted on or in connection with the Property and Project Areas pursuant to this Agreement, together with copies of all factual data generated as a result of those activities or operations. Those reports shall be provided to Newmont by August 1 and February 1 of each calendar year. Each biannual report shall include details of: (i) the preceding six months' activities, operations and Expenditures with respect to each Project Area; (ii) exploration and ore reserve data for each Project Area for the previous six months; and (iii) a summary of anticipated activities in each Project Area for the upcoming six months. The semi-annual report required to be delivered by February 1 of each year shall be accompanied by digital factual data generated during the previous calendar year, to the extent the data exists in such format. Upon formation of a Venture, pursuant to Section 7 of this Agreement, work reports shall be prepared monthly, as directed by the management committee formed pursuant to the Venture Agreement. Reports due pursuant to this Section 9 shall be sent to:

Newmont Mining Corporation
337 W. Commercial Street
Elko, Nevada 89801
Attn: Exploration Manager
Telecopier No.: (775) 738-8506

Telephone No.: (775) 738-2500

Newmont may change such address from time to time by written notice to Evolving.

10. Termination.

(a) Subject to the terms of this Section 10, at any time after completion of two hundred thousand dollars ($200,000) in Expenditures within a Project Area in accordance with the schedules set forth in Sections 3(a) and 3(b) above, Evolving may terminate this Agreement as to all or any part of the Newmont Property within that Project Area upon providing Newmont 60 days advance written notice. In the event Evolving terminates this Agreement as to only a portion of the Property within a Project Area, Evolving shall remain responsible for the full Expenditure obligations for that Project Area as set forth in Sections 3(a), 3(b) and 4.

(b) If Evolving defaults on any of its obligations under this Agreement, Newmont may give Evolving written notice of the default or defaults. If Evolving has not begun to cure any such default, other than a default that may be satisfied by cash payment, within 30 days from the date of delivery of such notice and completely cured such default within a reasonable time thereafter, Newmont may terminate this Agreement by written notice to Evolving. As to any default that may be cured by cash payment, including but not limited to rentals, reimbursement of payments by Newmont to maintain the Newmont Property in good standing, payments to make up for Expenditure deficiencies, or any payments under Section 12(b), Newmont may terminate this Agreement if Evolving has not fully satisfied such payment obligation within 30 days of delivery of Newmont's notice of default. Such termination by Newmont shall not affect Newmont's rights to seek any other available remedies.

(c) Upon any termination of this Agreement, Evolving shall within 30 days after the effective date of termination, (i) surrender the terminated Newmont Property to Newmont free and clear of any encumbrances, and deliver to Newmont a written instrument or instruments, in a form appropriate for recording and acceptable to Newmont, further evidencing termination of this Agreement and reconveyance of the Newmont Property; (ii) pay to Newmont in cash or by certified check an amount equal to all unreimbursed costs to maintain the Newmont Property in good standing that have been incurred by Newmont or will be incurred by Newmont within 90 days following the effective date of termination, including Lease payments, property taxes and claim maintenance fees; and (iii) deliver to Newmont copies of all factual data obtained by Evolving in conducting activities or operations on the terminated Property, not already provided to Newmont. Upon any termination of this Agreement, Evolving shall promptly reclaim all disturbance caused by its activities on the terminated Newmont Property in accordance with applicable statutory and regulatory requirements, unless Newmont agrees in writing to assume such reclamation obligations and relieve Evolving of the performance thereof.

(d) Evolving may not terminate this Agreement with respect to any Evolving Property, except with respect to Evolving Property that Evolving has abandoned as provided in for in Section 18 below.

11. Transfer of Interests, Right of First Offer.

(a) If Evolving or Newmont ("Transferring Party") intend to transfer all or any part of its interest in this Agreement or the Property (the "Offered Property"), the Transferring Party shall promptly notify the other party ("Non-Transferring Party"). This notice shall specifically identify the Offered Property and shall state the price and all other pertinent terms and conditions of the intended transfer, on such terms as the Transferring Party is willing to accept, which shall be for monetary consideration only. If the Transferring Party is Evolving, Evolving shall include with such notice all factual data in its possession pertaining to the Offered Property that was not previously provided to Newmont. The Non-Transferring Party shall have 30 days from the date such notice is delivered to notify the Transferring Party whether it elects to acquire the Offered Property at the same price and on the same terms as set forth in the notice. If the Non-Transferring Party does elect to acquire the Offered Property, such closing shall occur within 60 days after notice of such election is delivered to the Transferring Party. If the Non-Transferring Party fails to provide the Transferring Party with notice of its election to acquire the Offered Property within such 30 days, such failure shall be deemed to be an election to not acquire the property. If the Non-Transferring Party elects to not acquire the Offered Property, the Transferring Party shall have 120 days following the expiration of such 30-day period to complete the transfer of the entire Offered Property to a third party at a price and on terms no less favorable to the Transferring Party than those set forth in its notice to the Non-Transferring Party. If the Transferring Party fails to complete the transfer of the entire Offered Property to a third party within that period, the Non-Transferring Party's right of first offer in the Offered Property shall be revived. Any subsequent proposal by the Transferring Party to transfer the Offered Property, or any part thereof, shall be conducted in accordance with all of the procedures set forth in this Section. A transfer may be made under this Section 11 only if the transferee agrees in writing with the Non-Transferring Party to be bound by the terms of this Agreement, including this Section 11, to the same extent as the Transferring Party with respect to the transferred interests; provided, however, no transfer of any interest in the Property or this Agreement shall relieve the Transferring Party of its obligations under this Agreement, unless the Non-Transferring Party otherwise agrees in writing, which agreement shall not be unreasonably withheld. A Transferring Party shall be entitled to sell the Offered Property for non-cash consideration only where such consideration has a monetary value equal to or greater than the cash price at which the Offered Property was offered to the Non-Transferring Party.

(b) This Section 11 shall apply to Evolving and Newmont and any successor or transferee (including any Affiliate or successor by merger), but shall not apply to (i) a corporate consolidation, merger or reorganization by the Transferring Party by which the surviving entity possesses substantially all of the stock or all of the property rights and interests, and is subject to substantially all of the liabilities and obligations of the Transferring Party; (ii) any equity offering made by a Transferring Party; (iii) a transfer of direct or indirect Control of a Transferring Party to a non-Affiliate third party (whether in a single transaction or series of related transactions), but only if the fair market value of the Transferring Party's interest in the Property or this Agreement that is being transferred does not exceed twenty-five percent (25%) of the combined market value of all of the assets of the Transferring Party and all of its Affiliates, if any, direct or indirect Control of which is also being transferred; or (iv) a transfer of Control of a Transferring Party to an Affiliate, provided that in each case, the acquiring party

shall agree in writing with the other party to assume the Transferring Party's obligations under this Agreement or any other agreement hereunder, as to the transferred interest. For purposes of this Agreement, "Affiliate" means any person or entity that Controls, is Controlled by or under common Control with Evolving or Newmont. The term "Control" used as a verb means the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity through (i) the legal or beneficial ownership of voting securities or membership interests; (ii) the right to appoint managers, directors or corporate management; (iii) contract; (iv) operating agreement; or (v) voting trust. The term "Control" used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers.

12. Standard of Conduct; Environmental Compliance.

(a) Evolving shall conduct all activities on the Property in compliance with the laws and regulations of the United States, the State of Nevada, and any local governmental entity with jurisdiction over the Property or activities thereon, including, but not limited to any laws or regulations regarding environmental protection or reclamation of the Property. Evolving shall ensure that any person conducting activities on its behalf meet these requirements. Evolving shall provide Newmont with satisfactory evidence of such compliance upon Newmont's request. All operations under this Agreement shall be conducted in a good and workmanlike manner in accordance with generally accepted mining practices.

(b) Prior to conducting or authorizing surface disturbing work on any part of the Newmont Property, Evolving shall (i) obtain and deliver to Newmont aerial photographs of the Newmont Property, or other documentation such as remote sensing data, documenting the physical condition of the Newmont Property, with the timing and extent of such photography to be coordinated with Newmont's Environmental Department, (ii) deliver to Newmont a brief written plan of the anticipated activities, including a description of the location, timing and nature of those activities, which plan shall be updated annually by March 30 of each calendar year, or more often as needed to address all activities that are actually occurring on the Newmont Property, (iii) post with the Nevada Division of Environmental Protection or the Bureau of Land Management ("BLM"), as appropriate, any financial sureties for reclamation or other environmental obligations, as required by law, and (iv) post with Newmont cash, a bond or other financial surety acceptable to Newmont, with Newmont as beneficiary or co-beneficiary, in an amount equal to twenty-five thousand dollars ($25,000.00), which will allow Evolving to disturb up to five (5) acres of the Newmont Property. Thereafter, Evolving shall post with Newmont cash or a bond acceptable to Newmont in the amount of five thousand dollars ($5,000.00) for each additional acre of Newmont Property that will be disturbed, prior to such disturbance. If Evolving fails to promptly and adequately complete the reclamation of any disturbance, the financial sureties shall be available to Newmont to cover all costs of reclaiming the disturbance, including any drill hole plugging. The amount of the financial surety to be posted with Newmont shall be reviewed annually to ensure there is a sufficient amount to cover the full costs of reclamation. To the extent such surety is inadequate, the per-acre amount of such surety shall be adjusted upward to reflect actual projected reclamation costs. Reclamation of disturbance on any lands within the Newmont Property shall be generally consistent with State of Nevada and BLM standards (whichever is stricter). Once reclamation is completed to Newmont's

satisfaction, Newmont shall return such sureties to Evolving. Newmont shall not pay interest on any such surety.

(c) No separate financial surety shall be required under Section 12(b)(iv) where (i) the proposed disturbance is subject to a financial surety that Evolving has established pursuant to a State of Nevada reclamation permit that has been approved by the Nevada Division of Environmental Protection, or (ii) the proposed disturbance is on surface owned by the United States, and the disturbance is covered by a financial surety that Evolving has established pursuant to a notice of intent or plan of operations that has been approved by the BLM. To the extent a state- or BLM-approved surety covers only part of the proposed disturbance on the Newmont Property, Evolving shall be required to provide to Newmont a financial surety under Section 12(b)(iv) to cover the reclamation costs of all remaining disturbance prior to conducting the proposed activities.

(d) Evolving shall provide to Newmont a copy of any permit application or other permitting documents relating to activities or operations on the Newmont Property prior to submission to the applicable government entity, and Newmont shall have at least 30 days to review and comment on the same prior to its submission to the agency.

(e) Should any unpermitted discharge, leakage, spillage, release, emission or pollution of any type occur upon, to or from the Property due to Evolving's activities or possession, Evolving, at its sole expense, shall promptly clean and restore the Property to standards equal to or exceeding all standards adopted or required by any governmental body having jurisdiction over the Newmont Property.

13. Audit and Inspection.

(a) Newmont shall be entitled to enter the Property for purposes of inspecting any of Evolving's operations, facilities or structures at reasonable times, upon reasonable advance notice, provided that Newmont shall so enter at its own risk and shall indemnify and hold Evolving and its Affiliates harmless against and from any and all loss, cost, damage, liability and expense (including but not limited to reasonable attorneys fees and costs) by reason of injury to Newmont or its agents or representatives, or damage to or destruction of any property of Newmont or its agents or representatives while on the Property, or in such workings, facilities and structures, except to the extent that such injury, damage, or destruction is a result, in whole or in part, of the negligence of Evolving. Newmont shall have the right during regular business hours to review and copy all of Evolving's files and documents relating to activities on the Property, including, but not limited to, all invoices and other documentation of Expenditures.

(b) If Newmont determines that activities or operations being conducted on the Newmont Property are in material non-compliance with applicable laws, regulations, ordinances or permits, Newmont may provide notice to Evolving, and Evolving shall immediately begin and promptly complete corrective action to bring such activities or operations into compliance. If, after receiving such notice, Evolving does not promptly take corrective actions to Newmont's satisfaction, Newmont may, but has no obligation to, take such actions as it deems necessary to bring Evolving's operations into compliance, including, but not limited to

taking over operational control of Evolving's operations. Evolving shall thereafter pay to Newmont one hundred fifty percent (150%) of Newmont's costs for such actions.

14. Property As Is. Evolving acknowledges that it has been given full access to the Newmont Property for its due diligence review. Evolving acknowledges that the Newmont Property may have environmental and physical conditions related to prior mineral exploration or mining activities, including, but not limited to pits, adits, shafts and roads. Prior to entering into this Agreement, Evolving has investigated the Newmont Property, including the environmental conditions on that property and the overlying surface, to its satisfaction. Evolving is acquiring the interests in the Newmont Property hereunder "as is" without warranty of any kind as to the condition, suitability or usability of the Newmont Property for any purpose, or the ability to obtain any necessary permits or authorizations to access or mine the Newmont Property. The parties intend that this "as is" provision shall be effective specifically with respect to environmental conditions, and any and all common law or statutory claims with respect thereto. Evolving assumes the risk of any environmental contamination, hazardous substances and other conditions on or related to the Newmont Property and overlying surface. Newmont makes no representation or warranty as to the accuracy or completeness of any environmental, geological, financial, operating or other information it has provided relating to the Newmont Property, and Evolving agrees that Newmont shall have no liability for any damages relating to any inaccuracies or incompleteness of such information.

15. Indemnities. Evolving and Evolving Gold shall fully indemnify, defend, release and hold harmless Newmont, its Affiliates and successors, and their officers, directors, agents, and employees from and against all loss, costs, penalties, expense, damage and liability (including without limitation, loss due to injury or death, reasonable attorneys fees, expert fees and other expenses incurred in defending against litigation or administrative enforcement actions, either pending or threatened), arising out of or relating to any claim or cause of action relating in any way to conditions, operations or other activities, whether known or unknown, at, or in connection with, the Property or the Leases (including, but not limited to, any environmental conditions) created, existing or occurring prior to the date of this Agreement or while this Agreement is in effect, or arising out of or resulting from activities conducted by or on behalf of Evolving or its Affiliates or any breach of Evolving's obligations under this Agreement, which arise in whole or in part under any federal, state or local law, now existing or hereafter enacted, adopted or amended, including, without limitation, any statutory or common law governing liability to third parties for personal injury or property damage. This indemnity shall survive termination of this Agreement for the following periods: (i) permanently with respect to all loss, costs, penalties, expense, damage and liability arising out of or relating to activities conducted by or on behalf of Evolving, and (ii) for two years following the effective date of termination with respect to all other loss, costs, penalties, expense, damage and liability. The indemnity survival provision under Section 15(ii) shall apply to any applicable claims or causes of action filed or otherwise disclosed to Evolving, Evolving Gold or Newmont on or before the second anniversary of the effective date of termination of this Agreement.

16. Liens. Evolving shall keep the Property free of all encumbrances, adverse claims and liens, including, but not limited to, any mortgages, deeds of trust or liens for labor or materials furnished to it in its operations hereunder.

17. Insurance.

(a) Evolving shall carry at all times during the term of this Agreement, with insurance companies selected by Evolving and acceptable to Newmont, the following minimum insurance coverages:

(i) Workers compensation insurance as required by law;

(ii) Employer's liability insurance with minimum limits of one million dollars ($1,000,000) for all personal injuries or death resulting from any accident or occupational disease;

(iii) Commercial General Liability and/or Umbrella Liability insurance with a limits of not less than five million dollars ($5,000,000) each occurrence covering bodily injury to or death of persons and/or loss of or damage to property; and

(iv) Automobile liability insurance, covering all owned, non-owned and hired vehicles in the amount of not less than one million dollars ($1,000,000) per each occurrence.

(b) Policies providing coverage under this Agreement shall not be subject to cancellation or material change, except on 30 days written notice to Newmont.

(c) Newmont shall be named as an additional insured on the commercial general liability policies providing coverage under this Agreement.

18. Abandonment of Evolving Property. Evolving shall have the right at any time, to abandon any of the Evolving Property only in accordance with the terms of this Section 18. Evolving shall notify Newmont in writing of its intent to abandon any Evolving Property. Newmont shall have 60 days after receipt of such notice to elect to have such property quitclaimed or assigned to Newmont, as appropriate (the "Reconveyance Option"), with such quitclaim or assignment to be completed within 30 days of Newmont's written notice to Evolving electing to acquire such property. If Newmont elects to not exercise the Reconveyance Option, or fails to respond to Evolving within said 60 days, Evolving shall thereafter be free to abandon such property for a period of 90 days thereafter. Upon such abandonment, this Agreement shall terminate as to the abandoned Evolving Property. If Newmont does not elect to acquire such property, and Evolving fails to abandon the subject property with in such 90 day period, Evolving may not thereafter abandon such property until Evolving has provided Newmont with an additional notice and opportunity to acquire such property in accordance with the terms of this Section. If Newmont elects not to acquire the property and Evolving abandons and thereafter reacquires an interest in the property within 5 years after the abandonment and this Agreement has not previously terminated, Evolving shall provide Newmont written notice of its acquisition and such reacquired property shall be included as Evolving Property subject to all terms of this Agreement. If this Agreement has terminated as of the time Evolving reacquires an interest in an abandoned property within 5 years after the abandonment, Evolving shall deliver to

Newmont a properly executed and acknowledged royalty deed in the form of Exhibit I, conveying to Newmont a 5 % percent net smelter returns royalty on all minerals produced from the reacquired property. In the event Newmont elects to exercise the Reconveyance Option, Evolving shall quitclaim or assign such property to Newmont, free and clear of all liens and encumbrances, together with copies of all factual data obtained by Evolving in conducting work on the subject Evolving Property. Evolving shall make all payments and filings, and take all other actions required to maintain the subject Evolving Property in good standing for a period of 90 days following the effective date of such conveyance, including but not limited to payments under any leases and satisfying any federal or state required filings due within said 90 day period with respect to any unpatented claims comprising such property. Upon any conveyance to Newmont, Evolving shall be obligated to reclaim disturbance caused by its exploration and other operations unless Newmont desires to further utilize such disturbance (e.g. drill roads, trench etc.) for further exploration, in which event Newmont shall assume such reclamation obligation in writing and relieve Evolving of the performance thereof.

19. General Provisions.

(a) Notice. All notices or other communications to either party shall be in writing and shall be sufficiently given if (i) delivered in person, (ii) sent by electronic communication, with confirmation sent by registered or certified mail, return receipt requested, or (iii) sent by registered or certified mail, return receipt requested, or (iv) sent by overnight mail by a courier that maintains a delivery tracking system. Subject to the following sentence, all notices shall be effective and shall be deemed delivered (i) if by personal delivery, on the date of delivery, (ii) if by electronic communication, on the date of receipt of the electronic communication, and (iii) if by mail, on the date of delivery as shown on the actual receipt, and (iv) if by overnight courier, as documented by the courier's tracking system. If the date of such delivery or receipt is not a business day, the notice or other communication delivered or received shall be effective on the next business day ("business day" means a day, other than a Saturday, Sunday or statutory holiday observed by banks in the jurisdiction in which the intended recipient of a notice or other communication is situated.) A party may change its address from time to time by notice to the other party as indicated above. All notices to Newmont shall be addressed to:

Newmont Mining Corporation
1700 Lincoln Street, Suite 3600
Denver, CO 80203
Attn: Land Department
Telecopier No.: (303) 837-5851

With a copy to:

Newmont Mining Corporation
555 Fifth Street
Elko, Nevada 89801
Attn: Land Department
Telecopier No.: (775) 778-2560

All notices to Evolving shall be addressed to:

Evolving Gold Corp.
725-666 Burrard Street
Vancouver, B.C. Canada V6C 2X8
Attn: Robert Bick
Telecopier No.: ______________

(b) Inurement. All covenants, conditions, indemnities, limitations and provisions contained in this Agreement apply to, and are binding upon, the parties to this Agreement, their heirs, representatives, successors and assigns.

(c) Implied Covenants. The only implied covenants in this Agreement are those of good faith and fair dealing.

(d) Waiver. No waiver of any provision of this Agreement, or waiver of any breach of this Agreement, shall be effective unless the waiver is in writing and is signed by the party against whom the waiver is claimed. No waiver of any breach shall be deemed to be a waiver of any other subsequent breach.

(e) Modification. No modification, variation or amendment of this Agreement shall be effective unless it is in writing and signed by all parties to this Agreement.

(f) Entire Agreement. This Agreement and the Assignment set forth the entire agreement of the parties with respect to the transactions contemplated herein and supercede any other agreement, representation, warranty or undertaking, written or oral, including that letter agreement dated September 20, 2007, between Newmont and Evolving.

(g) Memorandum. A memorandum of this Agreement in the form attached as Exhibit K shall be recorded in the records of Elko, Eureka and Lander Counties, Nevada, promptly after execution of this Agreement. This Agreement shall not be recorded.

(h) Confidentiality of Information; Press Releases. Except for recording the Memorandum pursuant to Section 19(g) above, or any deeds delivered under Section 7(d) and as otherwise provided in this Section 19(h), the terms and conditions of this Agreement, and all data, reports, records and other information developed or acquired by any party in connection with this Agreement, shall be treated by the parties as confidential, and no party shall reveal or otherwise disclose such information to third parties without the prior written consent of the other party. This restriction shall not apply to disclosures to any Affiliate, to any public or private financing agency or institution, to any securities regulatory authority, to any contractors or subcontractors the parties may engage and to employees or consultants of the parties, or to any third party to which a party contemplates the transfer, sale, assignment, encumbrance or other disposition of their interest in the Property, or with which a party or its Affiliate contemplates a merger, amalgamation or other corporate reorganization; provided, however, that any such third party to whom disclosure is made has a legitimate business need to know the disclosed

information, and shall first agree in writing to protect the confidential nature of such information at least to the same extent as the parties are obligated under this Section. In the event a party is required to disclose the terms of this Agreement to any federal, state or local government, any court, agency or department thereof, or any stock exchange or securities regulatory authority, the party so required shall immediately notify the other party of such requirement and the proposed form and content of the disclosure. To the extent legally permissible, such notice shall be delivered at least two business days prior to the date of the disclosure. The non-disclosing party shall have the right to review and comment upon the form and content of the disclosure and to object to such disclosure to the entity seeking the information, and to seek confidential treatment of that information by the receiving entity. Before issuing any press release relating to this Agreement or the Property, the releasing party shall provide the other party three business days advance written notice, with a copy of the proposed release. The releasing party shall make any reasonable changes to the proposed release requested by the other party.

(i) Force Majeure. If a party is prevented from completing any obligation under this Agreement, other than an obligation that may be satisfied by the payment of money, by a force majeure (the "Affected Obligation"), the Affected Obligation shall be suspended and that party shall not be deemed in default or liable for damages or other remedies as a result thereof for so long as that party is prevented from complying with the Affected Obligation by the force majeure. For purposes of this Agreement, "force majeure" shall mean any matter (whether foreseeable or unforeseeable) beyond a party's reasonable control, including but not limited to: acts of God, unusually inclement weather, acts of war, insurrection, riots or terrorism, strikes, lock-outs or other labor disputes; inability to obtain necessary materials or obtain permits, approvals or consents within a reasonable time; damage to, destruction of, or unavoidable shut-down of necessary facilities or equipment; provided, that that party shall promptly notify the other party in writing of the existence of any event of force majeure, and shall exercise diligence and reasonable efforts to remove or overcome the cause of such inability to undertake the Affected Obligation, and shall recommence performance thereof as soon as reasonably possible. The affected party shall thereafter have an additional period of time equal to the duration of the force majeure to complete the Affected Obligation. Where the Affected Obligation is an Expenditure requirement under Section 3, additional time shall be allowed only for those Expenditures that are directly affected by the force majeure event, and Evolving shall remain obligated to meet the remaining Expenditure schedules under Section 3.

(j) Further Assurances. Each of the parties agrees that it shall take from time to time such actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

(k) Attorneys Fees. In any litigation between the parties to this Agreement or persons claiming under them resulting from, arising out of, or in connection with this Agreement or the construction or enforcement thereof, the substantially prevailing party or parties shall be entitled to recover from the defaulting party or parties, all reasonable costs, expenses, attorneys fees, expert fees, and other costs of suit incurred by it in connection with such litigation, including such costs, expenses and fees incurred prior to the commencement of the litigation, in connection with any appeals, and collecting any final judgment entered therein. If a party or

parties substantially prevails on some aspects of such action, but not on others, the court may apportion any award of costs and attorneys fees in such manner as it deems equitable.

(l) Construction. The section and paragraph headings contained in this Agreement are for convenience only, and shall not be used in the construction of this Agreement. The invalidity of any provision of this Agreement shall not affect the enforceability of any other provision of this Agreement.

(m) Currency. All references to dollars herein shall mean United States dollars.

(n) Rule Against Perpetuities. The parties do not intend that there be any violation of the rule of perpetuities, the rule against unreasonable restraints or the alienation of property, or any similar rule. Accordingly, any right or option to acquire any interest in the Properties or any other real property under this Agreement, must be exercised, if at all, so as to vest such interest within time periods permitted by applicable rules. If, however, such violation should inadvertently occur, the parties hereby agree that a court shall reform that provision in such a way as to approximate most closely the intent of the parties within the limits permissible under such rules.

(o) Governing Law. This Agreement shall be governed by, interpreted and enforced in accordance with the laws of the State of Nevada, without regard to its conflicts of laws provisions.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

NEWMONT USA LIMITED,
a Delaware corporation

By: [signature]
Name: Thomas P. Mahoney
Title: Vice President

NEWMONT CAPITAL LIMITED,
a Nevada corporation

By: [signature]
Name: Thomas P. Mahoney
Title: Vice President

ELKO LAND AND LIVESTOCK COMPANY,
a Nevada corporation

By: [signature]
Name: Marcus P. Mahoney
Title: Vice President

EVOLVING GOLD CORP.,
a Nevada corporation

By: [signature]
Name: ROBERT BICK
Title: CEO

EVOLVING GOLD CORP.,
a British Columbia corporation

By: [signature]
Name: ROBERT BICK
Title: CEO